NO ACT

PE
2-13-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





09011527

March 19, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-09

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Wyeth
Incoming letter dated February 13, 2009

Dear Ms. Goodman:

This is in response to your letter dated February 13, 2009 concerning the shareholder proposal submitted to Wyeth by William Steiner. We also have received a letter on the proponent's behalf dated February 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated February 13, 2009

The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation."

There appears to be some basis for your view that Wyeth may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Wyeth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Wyeth did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 13, 2009

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wyeth;*
Stockholder Proposal of William Steiner (Independent Lead Director)
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") in the name of William Steiner as the proponent.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt a bylaw requiring that the Company

> have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because stockholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has concurred on numerous occasions that a stockholder proposal was sufficiently misleading so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

The Proposal asks the Board to adopt a bylaw requiring that the Company have an independent lead director using the standard of independence set by the Council of Institutional Investors ("CII"). However, the Proposal mischaracterizes the CII standard of independence by indicating that CII defines an independent director as "*simply* . . . a person whose directorship constitutes his or her only connection to the corporation" (*emphasis added*). While CII's Corporate Governance Policies do contain a summary definition of an independent director, that definition is followed by a detailed description of the "guidelines for accessing director independence." Contrary to the Proposal's assertion, CII's guidelines for assessing director independence (available at www.cii.org/policies) are nearly 1000 words in length and go far beyond the "simple" definitional standard provided by the Proponent. *See* Exhibit B. Notably, it is CII's guidelines, not the definition set forth in the Proposal, that govern CII's "standard of independence."

In previous years, the Proponent has submitted substantially similar proposals, which the Staff concurred could be excluded under Rule 14a-8(i)(3). *See PG&E Corp.* (avail. Mar. 7, 2008); *Schering-Plough Corp.* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail. Mar. 5, 2008) (collectively, the "Prior Proposals"). The Prior Proposals asked that the board adopt a bylaw requiring that the company have an independent lead director and that "[t]he standard of independence would be the standard set by [CII]." The Staff concurred in exclusion of the Prior Proposals under Rule 14a-8(i)(3) where the companies argued that the proposals failed to provide any description of the standard of independence that the Prior Proposals sought to adopt. To attempt to rectify this omission, the Proponent's current Proposal states that "[t]he standard of independence would be the standard set by [CII]" and adds the language "which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." However, the additional language does not alleviate the vagueness of the Proposal. Whereas the Prior Proposals were vague and indefinite for failing to provide any context for CII's standard of director independence, the Proposal is vague and indefinite in asserting that CII's standard is simply dependent upon a whether the directorship is the only connection to the corporation. The "simple" definitional standard provided by the Proponent fails to adequately describe the substantive provisions of CII's standard of independence.

Indeed, CII's standard for assessing director independence is significantly more stringent than that of the New York Stock Exchange ("NYSE") and the categorical standards of independence set forth in the Company's Corporate Governance Guidelines. Because the Proposal does not adequately describe CII's standard of independence or even instruct stockholders where to find the standard, stockholders would have no way of knowing that CII's independence standard differs from the NYSE's and the Company's, making it very probable that stockholders will have differing standards in mind when voting on the Proposal.

Moreover, the Proposal is identical to a proposal received by Bank of America in which the Staff recently concurred in exclusion under Rule 14a-8(i)(3). *Bank of America Corp.* (avail. Feb. 2, 2009). Accordingly, there is direct precedent that the Proposal is excludable under Rule 14a-8(i)(3). In addition, the Proposal is distinguishable from other stockholder proposals that relied upon CII's standard of independence that the Staff found could not be excluded. *See Clear Channel Communications, Inc.* (avail. Feb. 15, 2006). The proposal in *Clear Channel*, unlike the Proposal, provided a substantive description of the definition of director independence and detailed exactly which sections of a specific CII website should be adopted in the proposal. In contrast, the Proposal provides little more than a superficial definition and does not even point stockholders to a specific website from which the stockholders could glean the standard of director independence that the Proponent wishes them to adopt. The Proposal is also distinguishable from *Ford Motor Co.* (avail Mar. 9, 2005). The *Ford* proposal pointed to a specific definition of director independence on a specific website and a specific update—the 2004 update. In contrast, the Proposal is much more indefinite as it fails to specify exactly which CII standard of director independence will apply either currently, or over time. According to CII's website, "[t]he corporate governance policies of [CII] are a living document that is constantly reviewed and updated." By failing to fix the standard of director independence, the standard of director independence is open to change over time leaving the Company and stockholders unable to know exactly what standard they are now being asked to adopt.

The Proposal asks the Board to adopt a bylaw requiring that the Company have an independent lead director using the standard of independence set by CII without providing any substantive description of that standard or even providing stockholders and the Company with the means to identify the exact standard requested. Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We acknowledge that this no-action request is being submitted less than 80 calendar days before the Company expects to file its proxy materials, and request that the Staff agree to waive the 80-day requirement set forth in Rule 14a-8(j). We believe that the Company has "good cause" for this request based upon a new Staff no-action letter relating to an identical proposal that has only recently become publicly available. *See Bank of America Corp.* (avail. Feb. 2, 2009).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6073.

Sincerely,



Amy L. Goodman

ALG/gjb
Enclosures

cc: Eileen M. Lach, Wyeth
John Chevedden
William Steiner

100600828_4.DOC

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
NOV 1 2008
8:10 AM
EILEEN M. LACH

Mr. Bernard Poussot
Chairman
Wyeth (WYE)
Five Giralda Farms
Madison NJ 07940

Rule 14a-8 Proposal

Dear Mr. Poussot,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William Steiner

10/28/08
Date

cc: Eileen Lach <LACHE@wyeth.com>
Corporate Secretary
PH: 973-660-6073
FX: 973-660-7538

[WYE: Rule 14a-8 Proposal, November 11, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7538 fax
lache@wyeth.com

Wyeth

November 13, 2008

VIA FEDEX AND FACSIMILE (310-371-7872)

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 11, 2008, Wyeth (the "Company") received a stockholder proposal from William Steiner (the "Proponent") entitled "Independent Lead Director" for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Proposal"). The cover letter accompanying the Proposal indicates that correspondence regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although we have tried to verify that the Proponent is a registered stockholder of the Company, we have been unable to confirm Mr. Steiner's stock ownership through the Company's transfer agent. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8(b)'s ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Wyeth, Five Giralda Farms, Madison, NJ 07940. Alternatively, you may send your response to me via facsimile at (973) 660-7538 or via e-mail at lache@wyeth.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (973) 660-6073. For your reference, I enclose a copy of Rule 14a-8.

Very truly yours,



Eileen M. Lach

EML/jmh
Enclosure

cc: William Steiner

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: *** FISMA & OMB Memorandum M-07-16 ***
To: LACHE@wyeth.com
Date: Wed, Nov 26, 2008 4:52 PM
Subject: Rule 14a-8 Broker Letter (WYE) LD

Dear Ms. Lach,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 26 NOV 08

To whom it may concern:

As introducing broker for the account of William Steiner, account number ______, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3400 shares of WYETH; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/24/07 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,



Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-26-08	# of pages ▶
To Eileen Lach	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 973-660-7538	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Eileen Lach - Withdrawal of Stockholder Proposal Regarding Lead Director

From: Eileen Lach
To: *** FISMA & OMB Memorandum M-07-16 ***
Date: 12/4/2008 4:07 PM
Subject: Withdrawal of Stockholder Proposal Regarding Lead Director

Dear Mr. Chevedden:

I am writing to request the withdrawal of the stockholder proposal you submitted to Wyeth, dated October 28, 2008, on behalf of William Steiner entitled "Independent Lead Director".

The Nominating and Governance Committee of Wyeth had been considering the establishment of the lead director function since June 2008, reversing its policy position disclosed on www.wyeth.com which did not support the role at Wyeth throughout several prior years of review of the issue. At the Wyeth Board of Directors meeting on November 20, 2008, the Board of Directors approved the establishment of the role of Lead Director of the Wyeth Board of Directors to be filled at such times when the Chairman of the Board of Directors does not qualify as an independent director. The Board adopted the Charter of the Lead Director of the Board of Directors, a copy of which I have been authorized by the Chairman of the Nominating and Governance Committee to attach to this e-mail. The Wyeth website disclosure noted above was removed from the Company's website today.

In light of the foregoing actions, which began prior to and independently of Mr. Steiner's proposal, I respectively request a written confirmation of the withdrawal of the stockholder proposal.

Very truly yours,
Eileen M. Lach

Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel
Wyeth
Telephone: 973-660-6073/6112
Facsimile: 973-660-7538/5271
Email: LACHE@wyeth.com

Wyeth

CHARTER
of the
LEAD DIRECTOR
of the
BOARD OF DIRECTORS

I. PREAMBLE

The Board of Directors of Wyeth (the "Corporation") recognizes the role that a lead director designated by the Board of Directors of Wyeth (the "Lead Director") can provide in assisting the non-management members of the Board of Directors in the fulfillment of their oversight and guidance of the Corporation. The Board of Directors of the Corporation supports the role of Lead Director as an enhancement of, rather than a substitution for, the responsible functioning of each director in carrying out his or her fiduciary obligations to the Corporation and its shareholders. The Board of Directors further confirms that the role of Lead Director shall not replace its open and direct channels of communication among directors and between directors and the management of the Corporation. Nor shall the Lead Director assume the duties and responsibilities allocated to the standing Committees of the Board and the Chairmen of such Committees under their respective Charters or otherwise.

II. SELECTION PROCESS; TENURE; AND COMPENSATION

The Nominating and Governance Committee shall discuss the appointment of the Lead Director in executive session and make a recommendation to the non-management members of the Board of Directors regarding such appointment in an executive session led by the Chairman of the Nominating and Governance Committee. The Lead Director shall be appointed by a majority vote of the non-management directors for a one-year term, subject to renewal for a maximum of two additional twelve-month periods and shall serve until the expiration of the term or until such Lead Director's earlier resignation or retirement from the Board of Directors. The Lead Director may be removed from the position of Lead Director, with or without cause, by a majority vote of the non-management members of the Board of Directors or by the appointment of a new Lead Director. The Lead Director shall be paid a cash retainer in the aggregate amount of $20,000 per year in quarterly installments on the first business day of each calendar quarter.

III. RESPONSIBILITIES AND DUTIES

The responsibilities and duties of the Lead Director shall consist of the following:

1. Preside at meetings of the Board of Directors of the Corporation in the absence of the Chairman, including the executive sessions of the non-management members of the Board, and provide feedback to the Chairman and other senior executives, as appropriate, from such executive sessions of the non-management directors;

2. Serve as a liaison between the non-management directors and the Chairman on Board issues, to facilitate timely communication between management and the Board;

3. With input from the other non-management directors, approve Board meeting agendas and Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

4. Approve the information sent to the Board in advance of Board meetings;

5. Be available for consultation and/or direct communication with a major shareholder(s) as arranged by the Corporation;

6. Recommend to the Chairman the retention of outside advisors and consultants to the Board regarding board-wide issues;

7. As requested by the Chairman of the Nominating and Governance Committee, participate in interviews for nominees to the Board of Directors;

8. Call meetings of the non-management directors of the Corporation and set the agendas for such meetings;

9. Perform such other duties as the Board of Directors of the Corporation may from time to time delegate to the Lead Director.

From: Eileen Lach
To: *** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, Dec 8, 2008 8:33 AM
Subject: Re: (WYE) Lead Director

Dear Mr. Chevedden:

The action taken by the Board of Directors of Wyeth regarding the establishment of the role of Lead Director did not require a filing with the Securities and Exchange Commission at this time.

I would appreciate the receipt of a written confirmation of the withdrawal of the Lead Director proposal.

Very truly yours,
Eileen M. Lach

Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel
Wyeth
Tele: 973-660-6073/6112
Fax: 973-660-7538/5271
Lache@wyeth.com
-----Original Message-----
From:*** FISMA & OMB Memorandum M-07-16 ***
To: Eileen Lach <LACHE@wyeth.com>

Sent: 12/5/2008 10:52:49 PM
Subject: (WYE) Lead Director

Dear Ms. Lach, Thank you for the message on a Lead Director. It seems to be a step forward taken in a low profile manner.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Wyeth (WYE)
Rule 14a-8 Proposal by William Steiner
Independent Lead Director

Ladies and Gentlemen:

This responds to the untimely February 13, 2009 no action request regarding this rule 14a-8 Independent Lead Director proposal.

The company failed to timely submit this no action request on December 17, 2008 with two other no action requests it filed. The company does not indicate whether a typical 40-day response is requested.

The company refers to Bank of America (February 2, 2009) for which the no action request was submitted on December 15, 2009. This no actions request was accessible within a few days of December 15, 2009 at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8-incoming.shtml.

The company appears to claim that it is entitled to sit on the sidelines for two months and then cherry-pick Staff Reply Letters.

In the alternative that the independence definition in this resolution is addressed by the Staff at this late date and found lacking this is to respectfully request that permission be granted for the deletion of the following 12-words as illustrated in the following strike-out:
The standard of independence would be ~~the standard set by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation.

And thus to state:
The standard of independence would be an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout words are irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the words.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature ...":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of 12-words is simple and "minor in nature."

For these reasons it is requested that permission be granted to delete 12-words from the above rule 14a-8 proposal if the independence definition is addressed by the Staff at this late date and found lacking.

A proponent should have the an equal right to benefit from a new Staff no-action letter once a company requests a right to benefit from it.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner

Eileen Lach <LACHE@wyeth.com>